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                                                                   EXHIBIT 99.33

[TRIZEC CANADA LOGO]                                                NEWS RELEASE

For Immediate Release

CONTACTS:
Robert B. Wickham            Colin J. Chapin
President                    Senior Vice President - Chief Financial Officer
(416) 682-8600               (416) 682-8600
(877) 239-7200               (877) 239-7200

                   TRIZEC CANADA REPORTS YEAR-END 2004 RESULTS
                           All amounts in U.S. dollars

TORONTO, FEBRUARY 17, 2005 -- Trizec Canada Inc. (TSX:TZC.SV) today reported 2004 financial and operating results. The Company reported net income for the year ended December 31, 2004 of US$91.1 million or US$1.52 per share, compared to net income of US$137.6 million or US$2.30 per share for the same period last year. For the fourth quarter of 2004, the Company recorded net income of US$48.1 million, compared to a net income of US$51.7 million for the same period in 2003. Net income per share for the quarter was US$0.80, compared to net income per share of US$0.86 for the same period a year earlier.

      Trizec Canada's net income for the fourth quarter and year ended December 31, 2004 reflect its approximate 39% interest in the net income of Trizec Properties, Inc. (NYSE:TRZ). The decrease in Trizec Canada's net income for the year ended December 31, 2004 over 2003 is primarily attributable to a reduction in Trizec Properties' net income for 2004 and significantly larger gains recognized in 2003 by Trizec Canada on the sale of properties. This decrease in income was partially offset by recovery of income and other corporate taxes.

      During 2004, the Company collected a $39 million receivable for the CN Tower transaction, collected a $17 million receivable from Brandenburg Park and during the fourth quarter disposed of its last remaining non-US real property asset. As a result, Trizec Canada held cash and marketable securities of US$170.0 million at December 31, 2004.

      For 2004, consistent with the objectives of the Plan of Arrangement, Trizec Canada paid the same quarterly dividend of US$0.20 per share to its shareholders as Trizec Properties paid per share of its common stock.

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      Trizec Canada Inc. is a Canadian public company that trades on the Toronto
Stock Exchange under the symbol TZC.SV, and is primarily engaged in the U.S.
real estate business through its interest in Trizec Properties, Inc. Trizec Properties, a real estate investment trust (REIT), trades on the New York Stock Exchange under the symbol TRZ and is one of North America's largest owners of commercial office properties. On February 10, 2005, Trizec Properties fourth quarter and annual results were issued and may be accessed directly on its web site at www.trz.com. For more information, visit Trizec Canada's web site at www.trizeccanada.com.

This Press Release contains forward-looking statements relating to Trizec Canada's business and financial outlook, which are based on its current expectations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made and Trizec Canada undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included among these factors are changes in general economic conditions, including changes in the economic conditions affecting industries in which Trizec Canada's principal tenants compete, its ability to timely lease or re-lease space at current or anticipated rents, its ability to achieve economies of scale over time, the demand for tenant services beyond those traditionally provided by landlords, changes in interest rates, changes in operating costs, changes in environmental laws and regulations and contamination events, the occurrence of uninsured or underinsured events, its ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labour environment, future demand for its debt and equity securities, its ability to refinance its debt on reasonable terms at maturity, its ability to complete current and future development projects on time and on schedule, the possibility that income tax treaties may be renegotiated, with a resulting increase in the withholding taxes, market conditions in existence at the time it sells assets, the possibility of change in law adverse to Trizec Canada, and joint venture and partnership risks. Such factors include those set forth in more detail in the Risk Factors section in the Trizec Canada Inc. Annual Information Form dated May 18, 2004.

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                              [TRIZEC CANADA LOGO]

The following information presents the financial position and results of operations of Trizec Canada prepared in accordance with Canadian generally accepted accounting principles.

During the fourth quarter of 2004, Trizec Canada adopted the Canadian Institute of Chartered Accountants' ("CICA") Accounting Guideline 15 ("AcG-15") consolidation of variable interest entities. As a result of applying the provisions of AcG-15, Trizec Canada no longer fully consolidates the assets, liabilities and results of operations of Trizec Properties but accounts for its investment using the equity method of accounting whereby Trizec Canada's share (approximately 39%) of the net assets of Trizec Properties are presented on Trizec Canada's balance sheet under the caption "Investment in Trizec Properties, Inc.". In addition, Trizec Canada's share of the earnings of Trizec Properties (approximately 39%) is presented in Trizec Canada's Income statement as "Share of earnings of Trizec Properties".

In accordance with the transitional provisions of the guideline the Corporation has chosen to restate prior periods.

CONSOLIDATED BALANCE SHEETS

             As at December 31
         (US$ millions) (unaudited)                2004            2003
--------------------------------------------   -------------   ------------
ASSETS                                                          (restated)
  CURRENT ASSETS
    Cash and cash equivalents                  $        56.0          103.9
    Restricted cash                                      7.9           17.8
    Other assets                                        19.6           57.6
                                               -------------   ------------
                                                        83.5          179.3

  MARKETABLE SECURITIES                                106.1              -
  INVESTMENT IN TRIZEC PROPERTIES, INC.                761.7          767.1
  INVESTMENTS AND OTHER ASSETS                         328.9          345.6
  FUTURE INCOME TAXES                                  103.8           94.9
                                               -------------   ------------
                                               $     1,384.0        1,386.9
                                               =============   ============
LIABILITIES
  CURRENT LIABILITIES
    Accounts payable and accrued liabilities   $        31.3           68.0
                                               -------------   ------------
  EXCHANGEABLE DEBENTURES
    Carrying amount                                    733.9          688.1
    Deferred amount                                    157.0          202.8
                                               -------------   ------------
                                                       890.9          890.9
                                               -------------   ------------
                                                       922.2          958.9
SHAREHOLDERS' EQUITY                                   461.8          428.0
                                               -------------   ------------
                                               $     1,384.0        1,386.9
                                               =============   ============

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                              [TRIZEC CANADA LOGO]

CONSOLIDATED STATEMENTS OF INCOME


                                                  For the three
                                                  months ended       For the years
                                                   December 31      ended December 31
   (US$ millions, except per share amounts)     ------------------  -----------------
                 (unaudited)                     2004     2003       2004     2003
----------------------------------------------  ------  ----------  -----  ----------
                                                        (restated)         (restated)
REVENUE
 Rental revenue                                 $    -      7.1         -      34.7
 Interest income                                   1.6      2.2       7.9       5.6
                                                ------     ----     -----     -----
                                                   1.6      9.3       7.9      40.3
EXPENSES
 Property operating expenses                         -     (5.8)        -     (26.9)
 General and administrative expense               (1.9)    (1.7)     (7.6)     (6.9)
 Interest expense                                    -     (0.3)     (0.5)     (3.4)
 Depreciation expense                                -     (0.6)        -      (1.9)
                                                ------     ----     -----     -----
                                                  (0.3)     0.9      (0.2)      1.2

OTHER INCOME (EXPENSE)
 Share of earnings of Trizec Properties            9.1     13.3      24.8      59.6
 Exchangeable debentures interest expense, net    (1.4)    (1.4)    (12.4)    (12.4)
 Gain on sale of properties                        3.5      1.4       4.6      53.4
 Foreign exchange gains                            8.0        -      20.3       4.9
 Other                                               -        -       0.5       0.2
                                                ------     ----     -----     -----
INCOME BEFORE TAXES                               18.9     14.2      37.6     106.9

 Income and other corporate taxes                 (7.0)    25.8      29.6      15.7
                                                ------     ----     -----     -----
INCOME FROM CONTINUING OPERATIONS                 11.9     40.0      67.2     122.6

DISCONTINUED OPERATIONS - share of earnings
 of Trizec Properties                             36.2     11.7      23.9      15.0
                                                ------     ----     -----     -----

NET INCOME                                      $ 48.1     51.7      91.1     137.6
                                                ======     ====     =====     =====
INCOME PER SHARE
 BASIC AND DILUTED
  Continuing operations                         $ 0.20     0.67      1.12      2.05
                                                ======     ====     =====     =====
  Discontinued operations                       $ 0.60     0.19      0.40      0.25
                                                ======     ====     =====     =====
  Net income                                    $ 0.80     0.86      1.52      2.30
                                                ======     ====     =====     =====

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                              [TRIZEC CANADA LOGO]

Trizec Properties prepares its consolidated statements in accordance with United States generally accepted accounting principles. The following presents summary financial information for Trizec Properties prepared in accordance with Canadian GAAP. Under equity accounting Trizec Canada reports its share of Trizec Properties' net assets (2004 - $761.7 million; 2003 - $767.1 million) as "Investment in Trizec Properties, Inc.". Trizec Canada's share of Trizec Properties net income is reported as "Share of earnings of Trizec Properties" (2004 - $24.8 million; 2003 - $59.6 million) and "Discontinued operations - share of earnings of Trizec Properties" (2004 - $23.9 million; 2003 - $15.0 million) on a basis consistent with Trizec Properties' reporting.

TRIZEC PROPERTIES, INC.
SUMMARY FINANCIAL INFORMATION
(Prepared in accordance with Canadian GAAP)
Balance Sheet
(US$ millions) (unaudited)

As at December 31                                         2004        2003
-----------------------------------------------------  ----------  ----------
ASSETS
  Properties                                           $  4,200.1    4,779.6
  Cash and short-term investments                           194.3      129.3
  Restricted cash                                           116.9       97.3
  Other assets                                              372.2      360.1
                                                       ----------  ---------
                                                       $  4,883.5    5,366.3
                                                       ==========  =========
LIABILITIES
  Long-term debt                                       $  2,639.4    3,092.7
  Other liabilities                                         310.2      340.5
                                                       ----------  ---------
                                                          2,949.6    3,433.2
                                                       ==========  =========
NET ASSETS                                             $  1,933.9    1,933.1
                                                       ==========  =========
TRIZEC CANADA'S SHARE OF NET ASSETS
  INVESTMENT IN TRIZEC PROPERTIES (approximately 39%)  $    761.7      767.1
                                                       ==========  =========

RESULTS OF OPERATIONS

For the years ended December 31 (unaudited)               2004        2003
-----------------------------------------------------  ----------  ----------
  Rental income                                        $    444.9    433.7
  Income from continuing operations                          53.3    176.0
  Discontinued operations                                    60.7     38.0
  Net income                                                114.0    214.0
                                                       ==========  =======
TRIZEC CANADA'S SHARE OF NET INCOME (Note 1)
  Share of earnings of Trizec Properties               $     24.8     59.6
  Discontinued operations - share of earnings of
  Trizec Properties                                          23.9     15.0
                                                       ----------  -------
                                                       $     48.7     74.6
                                                       ==========  =======

Note 1. Trizec Canada's share of net income includes its share of the net income of Trizec Properties (approximately 39%) and its share of certain other equity transactions of Trizec Properties.

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